February 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Registration Statement on Form S-1 (File No. 333-228044) of Bionik Laboratories Corp. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-228044), filed by Bionik Laboratories Corp. on January 23, 2019:

“The Registrant hereby amends this Registration Statement on Form S-1 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Stephen E. Fox of Ruskin Moscou Faltischek, P.C., the Company’s counsel, at (516) 663-6580.

Very truly yours,

BIONIK LABORATORIES CORP.

By: /s/ Leslie Markow
Name: Leslie Markow
Title: Chief Financial Officer